Exhibit 2.1

PURCHASE AND CONTRIBUTION AGREEMENT

BY AND AMONG

SOUTHWESTERN MONTANA INSURANCE CENTER, LLC

(a Montana limited liability company)

SELLER

AND

RELIANCE GLOBAL GROUP, INC.

Sole Member

AND

SCALI, LLC, dba

BUYER

SEPTEMBER 1, 2026

PURCHASE AND CONTRIBUTION AGREEMENT

This PURCHASE AND CONTRIBUTION AGREEMENT (“Agreement”) is to be effective the 1st day of September 2026 (the “Effective Date”), by and among Southwestern Montana Insurance Center, LLC, a Montana limited liability company (“SMI” or the “Company”), Reliance Global Group, Inc., the sole member of SMI (in such capacity, the “Member” or the “Equityholder” and, together with the Company, collectively, the “Seller”), Scali, LLC, an Arizona limited liability company, dba Scali Insurance Group (the “Buyer” or “Scali”).

RECITALS

A. Buyer operates a full-service insurance agency and brokerage business engaged in the sale of commercial and personal lines of insurance, employee benefit services, health and medical insurance, life insurance and other financial services products.

B. The Company is engaged in the business of providing insurance agency services and products in Montana (collectively, the “Business”).

C. Reliance Global Group, Inc. (the “Member” or the “Equityholder”) is the sole member of the Company.

D. Through the Seller, the Member operates and does business as an independent insurance agency known as Southwestern Montana Insurance Center with an office at 14 Pollywog Lane, Belgrade, Montana 59714 (“Seller’s Office”). The assets of the Seller (“Seller’s Assets”) consist of (i) the Seller’s books of insurance accounts (“Seller’s Book”), (ii) any lease or occupancy rights associated with the Seller’s Office (the “Seller’s Lease”), and (iii) the other tangible and intangible property and property rights, fixtures, furniture, computer hardware and software, and other office equipment comprising the business assets of the Seller (collectively, the “Seller’s Other Business Assets”).

E. The Member desires to sell to Buyer, and Buyer desires to purchase, one hundred percent (100%) of the Equity Interests (defined in Section 1.12 below) in the Company, and the Company desires to sell to Buyer, and Buyer desires to purchase, an undivided one hundred percent (100%) interest in the Seller’s Book and the Seller’s Other Business Assets, in each case for the cash consideration payable at Closing as described herein, structured as a combination equity purchase and asset purchase. Following the Closing, the Company will continue as a wholly owned subsidiary of Buyer.

F. Upon the terms and conditions set forth in this Agreement, Buyer has agreed to purchase one hundred percent (100%) of the Equity Interests in the Company, and Buyer has agreed to purchase the Seller’s Book and the Seller’s Other Business Assets, in each case free and clear of all Liens, in exchange for the cash consideration described herein.

DEFINITIONS

1. All capitalized terms used in this Agreement shall have the following meanings, where not otherwise specifically defined elsewhere in this Agreement.

1.1 “Account” means all the commercial lines, accident and health insurance accounts, programs, agency agreements, agency appointments and other insurance business attributes which are usually and customarily a part of an insurance agency’s book of insurance business.

1.2 “Assumed Employees” means all employees of the Seller who (i) elect to and are requested by Buyer to continue after the Closing as employees of the Buyer, and (ii) execute an employment agreement in form approved by Seller and Buyer and attached to this Agreement at the Closing as Schedule 1.2.

1.3 “Assumed Liability or Assumed Liabilities” includes and refers to all Seller Contracts, agency appointments or agreements, Account agreements, guarantees, open accounts, licenses, real property leases, equipment leases, and service contracts and other species of liabilities which relate to (a) the ongoing operations of Seller, (b) the Seller’s Book and (c) the Seller’s Other Business Assets, which Assumed Liabilities are to be scheduled and explicitly identified on Schedule 1.3, which is to be delivered by Seller, and, subject to Buyer’s approval, attached to this Agreement on the Closing, and thereafter assumed by the Buyer. All Assumed Liabilities shall become the sole responsibility and liability of the Buyer, and the Buyer’s Indemnity Obligations under Section 19.2 shall apply thereto.

1.4 “Buyer’s Payables” means all liabilities, debts, guarantees, indemnities, taxes, or other amounts whatsoever owed by Buyer, now or in the future, to Buyer’s current or former insurance company clients, current or former insurance customers, current or former agents, employees, or principals, current or former business creditors, current or former brokers, or other third parties whomsoever, attributable to the independent insurance businesses of Buyer pre-dating the Closing.

1.5 “Buyer’s Receivables” means (i) an undivided ONE HUNDRED PERCENT (100%) interest in and to all of the agency-billed accounts receivable attributable to the Seller’s Book (including all post-Closing increases in revenues, including revenues on Accounts added by Seller’s Managers’ personal new business production) initially billed on or after the Closing Date, whether for periods pre-dating or post-dating the Closing, and (ii) an undivided ONE HUNDRED PERCENT (100%) interest in all direct bill and contingent commissions attributable to the Seller’s Book which are received by the SCALI Agency after the Closing, as prescribed in Sections 7.2 and 7.3.

1.6 “Buyer’s Rights” means the unilateral right of Buyer, exercised in good faith, to offset against any payments due to Seller under this Agreement the aggregate amount of any Damages actually sustained by Buyer as the result of (i) Seller’s failure to pay when due any obligation whatsoever of the Seller hereunder, or (ii) Buyer’s payment of any obligation of the Seller when due or overdue which becomes reasonably necessary to avoid business interruption or Damages occasioned by Seller’s failure to timely pay an obligation or discharge a liability or duty when due. Such offset rights expressly include Buyer’s right to offset such Damages against any amounts payable to Seller under this Agreement; provided that, except as otherwise expressly provided in this Agreement, Buyer may exercise such offset only with respect to Damages that have been finally determined by a final, non-appealable award or judgment or by written agreement of the parties. The exercise of the Buyer’s Rights shall require prior exhaustion of the procedures set forth in Sections 19 and 21.

1.7 “Closing” means the closing of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, the Closing shall be treated as having been effective as of 12:01 A.M. Mountain Time on September 1, 2026 (i.e., the Effective Date) and accounted for all purposes as if it had occurred on such date and at such time.

1.8 “Closing Date” means the actual date upon which the Closing occurs, anticipated to be on or about September 1, 2026. If this Agreement and the instruments contemplated by Sections 14 and 15 are executed and delivered before Buyer pays the Cash Payment, such executed instruments shall be held in escrow by the parties’ respective counsel and shall be deemed delivered, and the Closing shall be deemed to occur, only upon Buyer’s payment of the Cash Payment in full. If the Cash Payment has not been paid in full by September 11, 2026, each party’s escrowed instruments shall be returned to it and shall be void, and Seller may terminate this Agreement on written notice without penalty or further obligation.

1.9 “Company” means Southwestern Montana Insurance Center, LLC (“SMI”).

1.10 “Departure Date” means, with respect to either Seller’s Manager, the future date on which such Seller’s Manager retires, becomes disabled, dies, terminates employment or has her Managing Director Agreement with the SCALI Agency terminated.

1.11 “EBITDA” means earnings before interest, taxes, depreciation and amortization, consistently applied with past practices.

1.12 “Equity Interests” means all issued and outstanding membership interests of SMI.

1.13 “Equityholder” means Reliance Global Group, Inc., as the sole member of SMI.

1.14 “Interim Period” means the period from the Effective Date through and including the applicable Departure Date of each Seller’s Manager.

1.15 “Material” means an event, change, amount, or effect that the accountants for the Buyer would reasonably consider significant.

1.16 “Reciprocal Covenants” means the Reciprocal Covenants exchanged by the Seller and Buyer in Section 17, which pertain to their reciprocal obligations during the period starting with the Closing and ending on the Departure Date.

1.17 “Reputational Harm” means any adverse effect, whether financial, operational, or goodwill-related, to the Buyer, its affiliates, or the Business arising from, related to, or exacerbated by negative publicity, public association, or market perception connected to any criminal acts, allegations, or misconduct by Seller or its Equityholder prior to the Closing.

1.18 “Retained Assets” means (i) Seller’s operating, savings, and trust account balances on the Closing, (ii) Seller’s paid but refundable insurance premiums, (iii) Seller’s security deposits, (iv) Seller’s Receivables identified in clause (i) of Section 1.29, if any, and (v) the items explicitly identified on Schedule 1.18 attached to this Agreement.

1.19 “Retained Liabilities” means all Seller Contracts, Seller’s Payables, or other contractual or tort debts, obligations, responsibilities, and/or liabilities of any kind or nature whatsoever of the Seller pertaining to all periods predating the Closing in any way associated with, arising out of, or related to (a) the business and operations of the Seller, (b) the Seller’s Book, or (c) the use of the Seller’s Other Business Assets, which are not explicitly assumed by the Buyer as part of the Assumed Liabilities. The Retained Liabilities are to be scheduled and explicitly identified on Schedule 1.19, which is to be delivered by the Seller, and subject to Buyer’s approval, attached to this Agreement on the Closing. All Retained Liabilities shall remain the sole responsibility and liability of the Seller, and the Seller’s Indemnity Obligations under Section 19.1 and the Buyer’s Rights under Section 1.6 above shall apply thereto.

1.20 “SCALI Agency” or “SIG” means and refers to the insurance agency branch of Buyer through which the Seller’s Book will be administered, supported, and serviced for the mutual benefit of Seller and Buyer from the Closing through the Departure Date.

1.21 “Seller” means, collectively, the Company and the Equityholder.

1.22 “Seller Contracts” means all of the commitments, agency appointments and agreements, written or oral contracts, promissory notes, security agreements, account agreements, guarantees, open accounts, debt instruments, real property leases, equipment leases, service contracts, permits, orders, employment agreements, non-piracy agreements, or other instruments whatsoever (i) to which Seller is a party or otherwise bound, and arose out of or otherwise related in any way whatsoever to (a) the business of the Seller, (b) the Seller’s Book, or (c) the Seller’s Other Business Assets, during periods pre-dating the Closing, (ii) evidencing or giving rise to any Seller Payables or Retained Liabilities, or (iii) evidencing or constituting any type of lien, encumbrance, security agreement, security interest, pledge, charge or other adverse claim against the Seller’s Book or the Seller’s Other Business Assets. The Seller Contracts are to be scheduled and explicitly identified on Schedule 1.22 which is to be delivered by the Seller and, subject to Buyer’s approval, attached to this Agreement on the Closing Date. The Seller’s Indemnity Obligations under Section 19.1 and the Buyer’s Rights under Section 1.6 above shall apply to all Seller Contracts, except for those which are explicitly assumed by Buyer as Assumed Liabilities.

1.23 “Seller’s Book” means all the commercial lines, personal lines, accident and health insurance Accounts, programs, and other insurance business of Seller whatsoever. The Accounts comprising the Seller’s Book are to be scheduled and explicitly identified on Schedule 1.23, which is to be delivered by Seller, and subject to Buyer’s approval, attached to this Agreement on the Closing, and thereafter to the extent of an undivided ONE HUNDRED PERCENT (100%) interest, assigned and conveyed to Buyer. The Seller’s Book includes all (a) agency appointments, agency agreements, and agency-billed accounts receivable attributable to the Seller’s Book, renewal rights, expirations, earned and unearned commissions, contingent commissions, profit-sharing participation, overrides and bonuses associated therewith, payable by carriers on or after the Effective Date notwithstanding that any insurance business to which the same related may have been written prior to the Effective Date (b) all files, customer, prospect, and contact lists, policies, other account records, claim files and attributes whatsoever of the Seller’s Book, and (c) all contract and other rights, claims, choses in action, and causes of action against any insurance company, agent or broker or any other party arising out of the ownership of the Seller’s Book. Seller and Buyer agree to store and maintain the existing Account records for the Seller’s Book on the Closing for a seven (7) year period after the Closing, as a SCALI Agency expense.

1.24 “Seller’s Covenants” means the confidentiality/non-piracy, non-competition and non-solicitation covenants contained in Section 13.

1.25 “Seller’s Lease” means the lease between Seller and the owner of the premises at which Seller’s office is located.

1.26 “Seller’s Manager” or “Seller’s managers” means Julie Blockey or Jessica Blockey, individually or collectively, as the context requires.

1.27 “Seller’s Other Business Assets” means substantially all of the other tangible and intangible property and property rights comprising the business of the Seller on the Effective Date, including but not limited to the Seller’s trade name(s), and other intellectual property rights and intangibles, furniture, equipment and other tangible personal property, telephone numbers and listings, agency agreements and appointments, equipment lease agreements, Seller Contracts, and other tangible and intangible property and property rights that are to be scheduled and explicitly identified on Schedule 1.27, which is to be delivered by Seller and, subject to the Buyer’s approval, attached to this Agreement on the Closing, and thereafter on the Closing, to the extent of an undivided ONE HUNDRED PERCENT (100%) interest, assigned and conveyed to Buyer. The phrase “Seller’s Other Business Assets” shall not include any of the Retained Assets, if any, identified in Section 1.18 above.

1.28 “Seller’s Payables” means all liabilities, obligations, debts, guarantees, indemnities, payables, taxes or other amounts whatsoever owed by Seller, now or in the future, to current or former insurance company clients, insurance customers, agents, employees or principals, vendors, other business creditors or other third parties whomsoever, attributable to (i) the insurance business activities of the Seller during all periods pre-dating the Closing, (ii) the Seller’s Book and Seller’s Other Business Assets for periods pre-dating the Closing, (iii) the Seller’s Receivables described in clause (i) of Section 1.29, and (iv) the Retained Liabilities. The Seller’s Payables are to be scheduled and explicitly identified on Schedule 1.28, which is to be delivered by the Seller, and, subject to the Buyer’s approval, attached to this Agreement on the Closing. The Seller’s Indemnity Obligations under Section 19.1 and the Buyer’s Rights under Section 1.6 shall apply to all Seller’s Payables, except for those which become part of the Assumed Liabilities.

1.29 “Seller’s Receivables” means (i) all agency-billed accounts receivable attributable to the Seller’s Book for which invoices were actually issued and payments were actually due prior to the Closing, and remain unpaid as of the Closing, and (ii) an undivided ONE HUNDRED PERCENT (100%) interest in and to all of the agency-billed accounts receivable attributable to the Seller’s Book, including post-Closing new business production by Seller’s Managers under their respective Managing Director Agreements with Buyer, initially billed on or after the Closing, whether for periods pre-dating or post-dating the Closing. The Seller’s Receivables under clause (i) above are to be scheduled and explicitly identified on Schedule 1.29, which is to be delivered by the Seller, and, subject to the Buyer’s approval, attached to this Agreement on the Closing. All agency-billed accounts receivable attributable to the Seller’s Book received by the SCALI Agency after the Closing and not scheduled on Schedule 1.29 shall be deemed Buyer’s Receivables.

AGREEMENTS

For valuable consideration, the receipt and sufficiency of which is acknowledged, the parties hereby set forth the details of their Agreement, utilizing the definitions set forth above.

2. Purchase and Sale. Pursuant to the terms prescribed in this Agreement, (a) the Member agrees to sell to Buyer, and Buyer agrees to purchase, ONE HUNDRED PERCENT (100%) of the Equity Interests in the Company, and (b) the Company agrees to sell to Buyer, and Buyer agrees to purchase, an undivided ONE HUNDRED PERCENT (100%) interest in the Seller’s Book and the Seller’s Other Business Assets, in each case free and clear of all liens, security interests, charges, options, restrictions on transfer, adverse claims, or encumbrances of any nature whatsoever, and at the times and in the manner prescribed below:

2.1 The Seller’s Lease shall be assumed by Buyer, without recourse to the Member, at Closing. Any required consent by the lessor to the assignment and assumption of any Seller’s Lease shall be a condition precedent to the Closing.

2.2 On the Closing Date, the Company agrees to sell, and Buyer agrees to purchase an undivided ONE HUNDRED PERCENT (100%) interest in the entire Seller’s Book and in all the Seller’s Other Business Assets.

2.3 On the Closing Date, the Seller’s Covenants prescribed in Section 13 and the Reciprocal Covenants prescribed in Section 17 shall become operative.

2.4 On the Closing Date, Seller and Buyer agree to deliver and exchange the performances prescribed in Sections 14 and 15 of this Agreement.

2.5 From and after the Closing, the Seller and Buyer agree that:

2.5.1. The Seller’s Book will be serviced and supported by a division of Buyer doing business as Southwestern Montana Insurance Center, or some other mutually agreeable derivation thereof, with the expectation that such operations will ultimately be conducted under the Buyer’s name alone (for convenience, “Scali”).

2.5.2 Each of Julie Blockey and Jessica Blockey will enter into a Managing Director Agreement with Scali, in Buyer’s usual and customary form (including, in the case of Julie Blockey, an initial term of sixteen (16) months, and in each case at current salary, bonus, and benefits). The Managing Director Agreements will be agreed to by such individuals and executed at Closing as a condition precedent thereto.

2.5.3. The details of how Seller’s Managers will manage the day-to-day operations of the Seller’s Office will be prescribed in their respective Managing Director Agreements with Buyer.

2.5.4. The Buyer will physically supply all administrative capabilities for servicing the Seller’s Book and supporting the operations of SIG, including but not limited to receiving, processing, and coding revenues; processing and coding expenses; accounting and financial statement preparation; payroll; licensing; human resources; advertising; and all other operational functions. All Assumed Employees will become employees of Buyer or its designee, as determined by Buyer. Reasonable expenses incurred by Buyer and fairly attributable to (i) the servicing of the Seller’s Book and the support of the Scali Agency, and (ii) the administration and accounting for the revenues and expenses associated with the Seller’s Book, will be coded and charged against the revenues generated by the Seller’s Book.

2.5.5. All post-Closing revenues derived from the Seller’s Book during the Interim Period will be coded ONE HUNDRED PERCENT (100%) to Buyer.

2.5.6. All expenses attributable to the Seller’s Book will be coded ONE HUNDRED PERCENT (100%) to Buyer.

2.5.7. All net income after expenses attributable to the Seller’s Book have been charged against revenues of the Seller’s Book will be coded ONE HUNDRED PERCENT (100%) to Buyer.

2.5.8. From and after the Closing, and pursuant to their respective Managing Director Agreements with Buyer, Seller’s Managers shall receive compensation in the form of salary plus commission earned following the Effective Date.

2.5.9. From the Closing, the net annual revenues attributable to the Seller’s Book, after deduction of all annual expenses attributable to the Seller’s Book, shall be distributable ONE HUNDRED PERCENT (100%) to Buyer, at the end of each fiscal quarter or with such other frequency as is determined by the cash flow needs of SIG, in the judgment of Buyer.

2.5.10. The Seller will have full control of, and access to, the agreed expense limit to manage the Seller’s Book, provided that such expenditures are consistent with Buyer’s operating policies and subject to Buyer’s approval for any expense exceeding the agreed limit. Notwithstanding any other provision in this Section 2.5, all revenues and expenses attributable to the Seller’s Book shall be tracked and attributed for purposes of determining EBITDA for the Earnout Period under Section 3.3.

2.5.11. Scali Agency shall operate out of the Seller’s Office until expiration of the Seller’s Office Lease, which will be assumed by Buyer (or, if the Seller’s Office Lease is month-to-month or otherwise not assumable, Buyer shall enter into a new lease or other occupancy arrangement for the Seller’s Office on commercially reasonable terms, effective as of the Closing, to permit Scali Agency to continue operating from the Seller’s Office).

3. Purchase Price and Exchange Consideration. The total consideration payable by Buyer for the Equity Interests in the Company, the Company’s undivided ONE HUNDRED PERCENT (100%) interest in the Seller’s Book, the Seller’s Other Business Assets, and the Seller’s Covenants (the “Purchase Price”) is Two Million Six Hundred Twenty-Five Thousand Dollars ($2,625,000), plus the Additional Consideration, if any, payable pursuant to Section 3.3.

The Purchase Price is based on a multiple of 8.75 times pro forma EBITDA of Three Hundred Thousand Dollars ($300,000) and is payable entirely in cash at Closing, as set forth below:

3.1 Cash Payment. At Closing, Buyer shall pay, or cause to be paid, to the Member (for itself in respect of the Equity Interests and on behalf of the Company in respect of the Seller’s Book, the Seller’s Other Business Assets, and the Seller’s Covenants), or to such account or accounts as the Member may direct in writing, cash or certified funds in the aggregate amount of the Purchase Price, representing ONE HUNDRED PERCENT (100%) of the Purchase Price (the “Cash Payment”).

3.2 [Intentionally omitted.]

3.3 Growth Earnout. Within ninety (90) days following the first (1st) anniversary of the Closing Date, Buyer shall pay to Seller additional contingent consideration (the “Additional Consideration”) equal to the product of (a) 8.75, multiplied by (b) the amount, if any, by which EBITDA for the twelve (12) month period beginning September 1, 2026 and ending August 31, 2027 (the “Earnout Period”) exceeds the initial baseline pro forma EBITDA of Three Hundred Thousand Dollars ($300,000). The Additional Consideration is not subject to any cap. If EBITDA for the Earnout Period does not exceed $300,000, no Additional Consideration shall be payable pursuant to this Section 3.3. EBITDA for the Earnout Period shall be determined in accordance with Section 1.11, consistently with past practices, with only expenses fairly attributable to the Seller’s Book and the SCALI Agency charged against revenues, consistent with Section 2.5.4. During the Earnout Period, Buyer shall make the financial reporting relevant to the Seller’s Book reasonably available to the Member upon reasonable request. Within sixty (60) days following the end of the Earnout Period, Buyer shall deliver to the Member a written calculation of EBITDA for the Earnout Period with reasonable supporting detail, and shall provide the Member reasonable access to the books and records relevant to such calculation for purposes of verification. If the Member disputes the calculation by written notice within fifteen (15) business days after receipt of such calculation, and the parties are unable to resolve the disagreement within ten (10) business days thereafter, the disagreement shall, notwithstanding Section 21, be referred to an independent accounting firm mutually acceptable to Buyer and the Member, whose determination shall be final and binding on the parties and whose fees shall be borne equally by Buyer and the Member. Seller acknowledges and agrees that its right to receive the Additional Consideration shall be subordinated in accordance with the Subordination Letter Agreement attached hereto as Exhibit 3.3. For U.S. federal (and applicable state) income tax purposes, any Additional Consideration paid pursuant to this Section 3.3 constitutes additional Purchase Price for the Seller’s Assets and shall be reported by the parties consistently with such characterization.

3.4 Working Capital. It is anticipated that Seller shall deliver to Buyer, at Closing, a net working cash balance of Sixty-Nine Thousand Dollars ($69,000), which amount shall remain in the Company’s operating account and be used solely to satisfy liabilities and obligations of the Business attributable to periods prior to the Closing that are received or processed after the Closing. The parties agree that the net working cash balance shall be reviewed and reconciled within ninety (90) days following the Closing Date, and any adjustment resulting from such reconciliation shall be settled between Buyer and the Member in accordance with this Agreement. For the avoidance of doubt, the Sixty-Nine Thousand Dollars ($69,000) net working cash balance is the only cash required to remain in the Company as of the Closing. Notwithstanding the transfer of the Equity Interests, the Retained Assets are and shall remain the sole property of Seller, and immediately prior to the Closing, Seller shall be entitled to distribute or otherwise remove from the Company all Retained Assets, including all cash and operating, savings, and trust account balances (other than the net working cash balance), refundable premiums, and security deposits. Any Retained Assets that remain in the Company or are received by the Company or Buyer on or after the Closing shall be promptly remitted to Seller upon receipt.

3.5 Intended Tax Treatment. The parties intend that the purchase of the Equity Interests and the purchase of the Seller’s Book and the Seller’s Other Business Assets each be treated as a taxable purchase for U.S. federal income tax purposes and, for so long as the Company is a disregarded entity for U.S. federal income tax purposes, together as a single taxable purchase of assets. The parties agree to report the transactions contemplated by this Agreement in a manner consistent with such intended treatment for all federal, state, and local tax purposes and shall not take any position inconsistent therewith unless otherwise required by applicable law.

4. Allocation of Purchase Price. The Purchase Price shall be allocated as follows, and the Seller and Buyer agree that for both state and federal income tax purposes they will each report the same in accordance with the following agreed-upon allocations.

4.1 The Purchase Price shall be allocated as follows:

(a) 2% to the Seller’s Other Business Assets

(b) 58% to the Seller’s Book

(c) 38% to goodwill; and

(d) 2% to the Seller’s Covenants. The parties acknowledge that the foregoing allocation is attributable to the Seller’s Book, the Seller’s Other Business Assets, and the Seller’s Covenants, and that the portion of the Purchase Price attributable to the Equity Interests is negligible, consistent with the Company’s status as a disregarded entity for U.S. federal income tax purposes.

5. Expenses, Sales, Use and Other Taxes. Seller and Buyer shall each bear their own costs and expenses, including attorneys’ fees, incurred in connection with the negotiation, preparation, and execution of this Agreement and the consummation of the transactions contemplated hereby. In addition:

5.1 Seller’s Transaction Taxes. Seller shall be solely responsible for and shall timely pay all state, county, municipal, or local sales, transfer, transaction, privilege, use, or other similar taxes, if any, applicable to or arising out of the sale, transfer, and conveyance of the Seller’s Assets and the transfer of any equity interests to Buyer.

5.2 Buyer’s Post-Closing Taxes. Seller shall have no responsibility for the payment of any federal, state, county, municipal, or local income, employment, business, occupation, withholding, personal property, or other similar taxes associated with or attributable to: (a) Buyer and/or Buyer’s separate insurance business activities and operations for all periods prior to or following the Closing; and (b) the Seller’s Book and the Seller’s Other Business Assets for all periods following the Closing. The Buyer’s Indemnity Obligations under Section 19.2 shall apply to all such taxes.

5.3 Seller’s Pre-Closing Taxes. Buyer shall have no responsibility for the payment of any federal, state, county, municipal, or local income, employment, business, occupation, withholding, personal property, or other similar taxes associated with or attributable to: (a) the separate insurance business activities and operations of the Seller for all periods prior to the Closing; (b) the Seller’s Book and the Seller’s Other Business Assets for all periods prior to the Closing; and (c) the Retained Assets and Retained Liabilities for all periods prior to or following the Closing. The Seller’s Indemnity Obligations under Section 19.1 and Buyer’s Rights under Section 1.6 shall apply to all such taxes.

6. Receivables and Payables.

6.1 Certain Seller’s Receivables. The Seller’s Receivables under clause (i) of Section 1.29 constitute Retained Assets and shall be and remain the sole property of Seller. Any such Seller’s Receivables that are collected by the SCALI Agency or Buyer on or after the Effective Date of September 1, 2026, shall be promptly remitted to Seller upon receipt, net of any associated Seller’s Payables (including, without limitation, insurance company payables associated therewith) and any commissions payable to insurance agents involved in producing the applicable insurance account(s), provided that:

6.1.1. Seller and Buyer shall each use commercially reasonable and good faith efforts to collect the Seller’s Receivables on a timely basis, and upon receipt shall promptly remit payment to any associated insurance company and/or insurance agents, as applicable.

6.1.2. Seller covenants, warrants, and represents that: (a) on the Closing Date, and thereafter until all such obligations are satisfied, there will be maintained in Seller’s trust accounts adequate funds to pay all insurance company payables pertaining to the Seller’s Receivables as they become due; (b) all such insurance company payables will be paid on or before the applicable due date; (c) Buyer’s Rights under Section 1.6 shall apply to any failure to timely pay any such insurance company payable; and (d) the exercise of any Buyer’s Rights with respect to insurance company payables shall be immediate and shall not require prior exhaustion of the procedures set forth in Section 19 or Section 21.

6.1.3. Seller shall prepare and deliver to Buyer, no later than the Closing Date, a complete list of all insurance carriers with whom Seller currently has bank account arrangements, including the assigned agency code and specific transaction process for each carrier. This list shall constitute and be identified as Schedule 6.1.3 and shall be subject to Buyer’s approval. Buyer shall prepare the documentation necessary to establish new bank account arrangements with those carriers on behalf of Seller/Scali Agency, provide such documentation to the Member for signature, and submit it to the carriers. Buyer shall be responsible for all follow-up with such carriers to finalize the new bank account arrangements, and Seller shall provide such cooperation as reasonably necessary to facilitate the process.

6.1.4. Seller shall, no later than the Closing Date, arrange for and facilitate the addition of a designated representative of Buyer as an authorized signatory on the Company’s current operating account, to ensure Buyer’s ability to transact the Company’s/Scali Agency business if the Seller’s Managers are unavailable or unable to do so.

6.2 Seller’s Payables. All Seller’s Payables shall remain the sole liability of Seller. Seller covenants, warrants, and agrees that: (a) all Seller’s Payables will be paid on or before the applicable due date; (b) Buyer’s Rights under Section 1.6 shall apply to any Seller’s Payables not timely paid that could adversely affect the Seller’s Book or the Scali Agency operations; and (c) the exercise of any Buyer’s Rights with respect to insurance company payables shall be immediate and shall not require prior exhaustion of the procedures set forth in Section 19 or Section 21.

6.3 Buyer’s Payables. All Buyer’s Payables shall remain the sole liability of Buyer, and Buyer’s Indemnity Obligations under Section 19.2 shall apply thereto.

6.4 Joint Receivables. N/A

6.5 Assumed Liabilities. All Assumed Liabilities shall become the sole liability of Buyer, and Buyer’s Indemnity Obligations under Section 19.2 shall apply thereto.

6.6 Cancellations/Prorations. All Seller Contracts and Assumed Liabilities representing ongoing services which are not to be canceled on the Closing shall be prorated between the parties as of the Closing, based upon the latest available information.

6.7 Assumed Employees. All liabilities whatsoever associated with the Assumed Employees including without limitation compensation, if any, arising after the Effective Date and pertaining to post-Effective Date events and activities shall be the sole liability of Buyer, and Buyer’s Indemnity Obligations under Section 19.2 shall apply thereto. All liabilities associated with the Assumed Employees, if any, arising before or attributable to periods before the Effective Date shall be the sole liability of Seller, and Seller’s Indemnity Obligations under Section 19.1 and Buyer’s Rights under Section 1.6 shall apply thereto; provided, however, any commissions payable to Assumed Employees involved in producing the applicable insurance account(s) that result in Seller’s Receivables that belong to Buyer, shall be an Assumed Liability regardless of whether such insurance agents have continued as employees of or independent contractors for Buyer, and shall be the sole liability of Buyer. The Assumed Employees shall be listed on Schedule 6.7, which shall be approved by Seller and Buyer and attached to this Agreement on the Closing Date.

6.8 Survival. The covenants, warranties, and obligations of Seller and Buyer set forth in this Section 6 shall survive the Closing and remain in full force and effect until the later of (a) twelve (12) months following the Effective Date or (b) the date on which all obligations of Seller and Buyer set forth in this Section 6 have been satisfied, as applicable.

7. Direct Bill and Contingent Commissions on the Accounts. Direct bill commissions and contingent commissions on the Seller’s Book shall be allocated between Seller and Buyer as follows:

7.1 Pre-Closing Direct Bill Commissions. All direct bill commissions on the Accounts which are part of the Seller’s Book and received by Seller prior to the Effective Date shall remain the sole property of Seller. Any subsequent obligation to refund any such direct bill commissions, in whole or in part, to the paying insurance carrier shall be the responsibility of Buyer; however, Seller’s Indemnity Obligations under Section 19.1 and Buyer’s Rights under Section 1.6 shall apply to any subsequent obligation of Buyer to refund any such direct bill commissions, in whole or in part, to the paying insurance carrier.

7.2 Post-Closing Direct Bill Commissions. All direct bill commissions on the Accounts which are part of the Seller’s Book and received by Scali Agency on or after the Effective Date shall be the property of Buyer and allocated and administered in accordance with the provisions of Sections 2.5.4 through 2.5.9 of this Agreement. Any subsequent obligation to refund any such direct bill commissions, in whole or in part, to the paying insurance carrier shall be the responsibility of Buyer.

7.3 Contingent, Profit Sharing, or Bonus Commissions. Any contingent, profit sharing, or bonus commissions paid by insurance carriers on the Seller’s Book after the Effective Date shall be allocated and administered in accordance with the provisions of Sections 2.5.4 through 2.5.9 of this Agreement.

7.4 Survival. The obligations and allocation provisions of this Section 7 shall survive the Closing and remain in effect until all contingent, profit sharing, or bonus commissions related to the Seller’s Book for the final policy year prior to Closing have been fully calculated, paid, and allocated between the parties in accordance with this Agreement.

8. Representations and Warranties of Seller and Member. Each of the representations and warranties set forth herein shall be separate and independent and, except as expressly provided herein, shall not be limited by reference to any other representation or warranty or anything else in this Agreement. To induce Buyer to enter into this Agreement, the following representations and warranties are made by the Seller and Member, jointly and severally. For purposes of this Section 8, the terms “Knowledge” and “to Seller’s Knowledge” mean the actual knowledge, after reasonable inquiry, of Reliance Global Group, Inc. and the Seller’s Managers:

8.1 The Company is comprised of an insurance agency duly organized, validly existing, and in good standing under the laws of its state of formation and is duly licensed and authorized to transact insurance business in its respective state.

8.2 The Member is the sole owner of ONE HUNDRED PERCENT (100%) of the Equity Interests in the Company and has the requisite power and authority to cause the Company to enter into this Agreement and to perform each and every obligation required of the Company hereunder; and each and every representation, warranty and covenant of the Company hereunder shall also be the joint and several warranty and covenant of the Member, individually.

8.3 Seller has the requisite power and authority to transfer its interests and equity in the Seller’s Book and Seller’s Other Business Assets, and the execution and delivery of this Agreement and the performance of the transaction contemplated hereby has been duly authorized by all requisite company action and will not result in a breach of or constitute a Material default under any Seller Contract, or any other agreement under which any of the Accounts comprising the Seller’s Book, or any of the Seller’s Other Business Assets could be materially and adversely affected, provided Buyer acknowledges that the transfer of insurance company contracts and appointments may be subject to insurance company approval.

8.4 Except as scheduled on Schedule 8.4, which is to be delivered by Seller and, subject to Buyer’s approval, attached to this Agreement on the Closing Date, on the Effective Date and on the Closing Date, this Agreement will be a valid and binding obligation of Seller enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium or similar laws and judicial decisions from time to time in effect which affect creditors’ rights generally, and the execution and delivery of this Agreement by Seller will not, and Seller’s consummation of the transaction contemplated by this Agreement will not, violate any law of the state of formation, result in the creation of any lien on or charge against any of the Accounts which are part of the Seller’s Book or any of the Seller’s Other Business Assets, or result in a Material default or give rise to a right of termination, cancellation, acceleration, or loss of any benefit under any contract, agreement or right included within or otherwise forming a component of (i) the Accounts comprising the Seller’s Book, or (ii) the Seller’s Other Business Assets.

8.5 Except as scheduled on Schedule 8.5, which is to be delivered by Seller and, subject to Buyer’s approval, attached to this Agreement on the Closing Date, Seller has exclusive, good and marketable title to the Seller’s Book and Seller’s Other Business Assets free and clear of all liens, claims, security interests, encumbrances, restrictions or other charges of any kind, no other person or entity owns or has any legal or equitable interest in the Seller’s Book and Seller’s Other Business Assets, or any part thereof, and on the Closing Date, Buyer will acquire good, valid, and marketable title to the Seller’s Book and to the Seller’s Other Business Assets free and clear of all liens, claims, security interests, encumbrances, restrictions, or other charges of any kind, other than as specifically provided herein.

8.6 To Seller’s Knowledge, the Seller’s Book scheduled on Schedule 1.23 and Seller’s Other Business Assets scheduled on Schedule 1.27 will represent on the Effective Date all Accounts that are Material and substantially all Seller’s Other Business Assets of the Seller and the Member.

8.7 To Seller’s Knowledge, the names, policy expiration dates and other proprietary data concerning the Accounts and the Seller’s Other Business Assets shown on Schedules 1.23 and 1.27 will be, on the Closing Date, accurate and complete in all Material respects as of the Effective Date.

8.8 To Seller’s Knowledge, all the Accounts comprised of the Seller’s Book are direct Accounts of the Seller and/or Member, and no Accounts have been brokered to Seller and/or Member by any other party.

8.9 Except as scheduled on Schedule 8.9, which is to be delivered by Seller and, subject to Buyer’s approval, attached to this Agreement on the Closing Date, (i) no “Substantial” Account (defined as a policy or group of policies issued to the same insured or its affiliates on which Seller earned aggregate gross commissions of $2,000.00 or more during the twelve-month period prior to the Effective Date) has been canceled or non-renewed within the twelve (12) months pre-dating the Closing Date, and (ii) neither Seller nor the Member knows or has conscious reason to suspect that any Substantial Account intends to non-renew its insurance business through Seller or Buyer after the Closing Date. Further, Seller and the Member have no actual knowledge that any insurance company associated with the Accounts which are part of the Seller’s Book, or with which Seller has an agency contract or agency appointment, intends to reduce commission rates which are in effect on the Effective Date or intends an expense transfer change.

8.10 Seller has, as of the Effective Date, and will have on the Closing Date, performed all its obligations, if any, under the Seller Contracts and with respect to the Seller’s Payables through the Effective Date, and, to Seller’s Knowledge, on both the Effective Date and the Closing Date, there will be no Material defaults thereunder.

8.11 Except as scheduled on Schedule 8.11, which is to be approved by Seller and, subject to Buyer’s approval, attached to this Agreement on the Closing Date, to the best of Seller’s and the Member’s knowledge, there are no pending or threatened civil, administrative, criminal, legal or other types of proceedings pending against the Seller which may adversely affect the Seller’s Book or Seller’s Other Business Assets in the hands of Buyer, or impede the Seller’s ability to convey clear and marketable title to the Seller’s Book or Seller’s Other Business Assets.

8.12 Except as scheduled on Schedule 8.12, which is to be approved by Seller and, subject to Buyer’s approval, attached to this Agreement on the Closing Date, there are no outstanding errors and omissions claims pending, or to the best of Seller’s and the member’s actual knowledge, threatened against the Seller, the Member, or any other managers, employees, or agents of the Seller.

8.13 All premiums received by Seller and payable to insurance companies for the Accounts constituting the Seller’s Book as effective on the Effective Date have been or will be paid to such insurance companies on or before the date due, and Seller’s Indemnity Obligations under Section 19.1 and Buyer’s Rights under Section 1.6 shall apply thereto.

8.14 The net annual commissions (exclusive of contingent, profit sharing, or bonus commissions, but inclusive of expirations, new and renewal policies) received by Seller on account of all of the Accounts comprising the Seller’s Book are represented on a pro forma basis to equal, in all Material respects, One Million Six Hundred Forty-Six Thousand Three Hundred Twenty-Five Dollars ($1,646,325), as reflected in the Financial Statements delivered as Schedule 8.18, during the trailing twelve-month period ending March 31, 2026.

8.15 To Seller’s Knowledge, within the twenty-four (24) month period pre-dating September 1, 2026, other than current employees of Seller at the time given access, no other insurance agent or broker, potential buyer, or its representatives have been given access to the files, customer lists, contact lists, expirations, and other account records and claims files associated with the Accounts constituting the Seller’s Book.

8.16 Schedule 1.22, which is to be delivered by Seller and, subject to Buyer’s approval, attached to this Agreement on the Closing Date, will include a true and complete schedule of all Material Seller Contracts. Seller warrants that it has or will have in all respects performed all Material Seller Contracts obligations required to be performed through the Closing Date, and Seller is not and will not be on the Closing Date, in Material default in any respect thereunder; and to the best of Seller’s knowledge, all other parties to the Seller Contracts are in compliance thereunder and no event has occurred which, with notice or lapse of time, or both, would cause or constitute a Material default under any of the Seller Contracts or cause the acceleration of any obligation of any party thereto or the creation of a lien or encumbrance upon any of the Accounts comprising the Seller’s Book or upon any of the Seller’s Other Business Assets being acquired hereunder. To the best of Seller’s knowledge, all of the Seller Contracts are valid and binding on the Seller in accordance with their terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium or similar laws and judicial decisions from time to time in effect which affect creditors’ rights generally, and there are no liabilities thereunder arising from any Material breach before the Effective Date and will be none as of the Closing Date. Buyer acknowledges that the transfer of insurance company appointments and agreements may be subject to insurance company approval.

8.17 All Account information and information concerning the Seller’s Book and Seller’s Other Business Assets provided or to be provided by Seller to Buyer is on the Effective Date and will be on the Closing Date true, correct, and complete, in all Material respects, and, to Seller’s Knowledge, Seller has not withheld, misstated, or omitted to disclose any Material fact, whether request has been made by Buyer for same or not, which if known to a reasonable buyer would adversely affect the decision to consummate the transaction contemplated herein.

8.18 The Seller’s financial statements for the fiscal years ending December 31, 2023, December 31, 2024, December 31, 2025, and trailing twelve months ending March 31, 2026 (collectively, the “Financial Statements”) are to be delivered by Seller and, subject to Buyer’s approval, attached to this Agreement on the Closing Date as Schedule 8.18. The Financial Statements have been prepared in a consistent manner and fairly present, in all Material respects, the financial position of Seller as of the respective dates shown thereon and the results of Seller’s operations for the periods indicated thereon.

8.19 To the best of the knowledge of Seller and the Member, none of the statements, representations, or warranties made by Seller or the Member in this Agreement, or in any Schedule attached hereto, or in any document or writing delivered to Buyer, by or on behalf of Seller or the Member contains, or on the Closing Date will (i) contain any untrue statement of any Material fact, or (ii) an omission of any Material fact necessary to be stated in order to make the statements, representations or warranties contained herein or therein not misleading.

8.20 Except as disclosed on Schedule 8.20, neither Seller, the Member, nor any immediate family member of an executive officer or director of the Member, nor, to the Member’s knowledge any of their respective Affiliates, owners, managers, officers, directors, employees, or agents, is the subject of any criminal investigation, charge, indictment, or proceeding, or has engaged in, been accused of, or been convicted of, any act or omission that has had, or would reasonably be expected to have a Material adverse effect on Seller, its business operations, its customer or insurance carrier relationships, the value of the Seller’s Book or Seller’s Other Business Assets, or that would reasonably be expected to result in Material Reputational Harm to the Business, the Seller, or the Buyer after the Closing. The matter disclosed on Schedule 8.20 has not had, and is not reasonably expected to have, a Material adverse effect on Seller, its business operations, its customer or insurance carrier relationships, or the value of the Seller’s Book or Seller’s Other Business Assets as of the Closing Date. Notwithstanding such disclosure, Seller shall remain liable for, and Buyer shall be entitled to indemnification for, any losses, damages, costs, or expenses that arise from or relate to such disclosed matter if, at any time after the Closing Date, it has or would reasonably be expected to have a Material adverse effect or cause Material Reputational Harm to the Business, the Seller, or the Buyer. Seller acknowledges and agrees that any breach of this Section 8.20, or any post-Closing Material adverse effect arising from the matter disclosed on Schedule 8.20, shall entitle Buyer to indemnification under Section 19.1 and to offset any resulting losses against any amounts payable to Seller or the Member under this Agreement.

8.21. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS SECTION 8 OF THIS AGREEMENT, IN EACH CASE, AS QUALIFIED BY THE DISCLOSURE SCHEDULES, SELLER AND MEMBER MAKE NO STATEMENT OF FACTS, REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE SELLER, MEMBER, THE ASSETS, THE BUSINESS, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9. Representations and Warranties of Buyer. Each of the representations and warranties set forth herein shall be separate and independent and, except as expressly provided herein, shall not be limited by reference to any other representation or warranty or anything else in this Agreement. To induce Seller to enter into this Agreement, the following representations and warranties are made by the Buyer:

9.1 Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Arizona.

9.2 Buyer has the requisite power and authority to acquire the Seller’s Book and Seller’s Other Business Assets, and the execution and delivery of this Agreement and the performance of the transaction contemplated hereby has been duly authorized by all requisite company action and will not result in a breach of or constitute a default under any contract, or any other agreement by which Buyer is bound.

9.3 On the Effective Date and on the Closing Date, this Agreement will be a valid and binding obligation of Buyer enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium or similar laws and judicial decisions from time to time in effect which affect creditors’ rights generally, and the execution and delivery of this Agreement by Buyer will not, and the consummation of the transaction contemplated by this Agreement by Buyer will not, on the part of Buyer, violate any law of the state of Arizona, or result in a Material default or give rise to a right of termination, cancellation, acceleration, or loss of any benefit under any contract or agreement by which Buyer is bound.

9.4 To the best of the knowledge of Buyer, there are no pending or threatened civil, administrative, criminal, legal or other types of proceedings pending against Buyer which may adversely affect or impede the ability of Buyer to consummate the transactions contemplated hereby.

9.5 To the best of the knowledge of Buyer, none of the statements, representations or warranties made by Buyer in this Agreement, or in any Schedule attached hereto, or in any document or writing delivered by Buyer, contain, on the Effective Date or on the Closing Date, (i) any untrue statement of any Material fact, or (ii) omit to state any Material fact necessary to be stated in order to make the statements, representations or warranties contained herein or therein not misleading.

9.6 Buyer will not change the name of Southwestern Montana Insurance Center except to co-brand it with Scali, for a period of not less than three (3) years from Closing, and thereafter for so long as either Seller’s Manager remains employed under her respective Managing Director Agreements (including any automatic annual extensions).

9.7 EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS SECTION 9 OF THIS AGREEMENT, BUYER MAKES NO STATEMENT OF FACTS, REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE BUYER.

10. Seller’s and Member’s Obligations Before Closing. Seller and Member covenant that from the Effective Date of this Agreement until the Closing Date:

10.1 Access and Information. Buyer and its counsel, accountants, and other representatives shall have full access during normal business hours to all properties, books, accounts, records, and documents of or relating to the Seller’s Book and Seller’s Other Business Assets, and Seller shall furnish or cause to be furnished to Buyer and its representatives all data and information concerning the Seller’s Book and Seller’s Other Business Assets that may be reasonably requested. Buyer agrees that if for any reason the transaction contemplated hereby shall not be consummated, it will hold in confidence, and at the request of Seller, destroy all information it may have obtained concerning the Seller’s business, the Seller’s Book, and Seller’s Other Business Assets, and return to Seller all books, records, documents, and other written information obtained by it in the course of any investigation hereunder, and not use such information other than in connection with the transaction contemplated by this Agreement.

10.2 Normal Course of Business. Seller will carry on its business and activities diligently and in substantially the same manner as the business previously has been carried out and shall not make or institute any unusual or novel methods of sales, management, or operations that will vary Materially from those methods used by Seller as of the Effective Date of this Agreement.

10.3 Preservation. Seller and Member will use their best efforts to preserve the Seller’s Book and Seller’s Other Business Assets intact, to keep available to Buyer the present employees and independent contractors of the Seller, and to preserve its present relationships with clients, customers, insurance companies, and others having a business relationship with Seller, in connection with the Seller’s Book.

10.4 Advice of Changes. Seller and Member will promptly advise the Buyer orally and in writing of any change or event which could be reasonably known as having, or which insofar as can be reasonably foreseen, could have, a Material adverse effect on the Seller’s Book and Seller’s Other Business Assets.

11. Conditions Precedent to Buyer’s Performance. The obligations of Buyer to purchase the Seller’s Book and Seller’s Other Business Assets under this Agreement are subject to the satisfaction, on or before the Closing Date, of all the conditions set out below in this Section 11. No condition shall be deemed waived unless such waiver is in writing and signed by the Buyer.

11.1 Accuracy. All representations and warranties by Seller and Member contained in this Agreement or in any written statement delivered to Buyer under this Agreement shall be true on and as of the Closing Date as though such representations and warranties were made on or as of that date, and a closing certificate to that effect shall be signed by Seller and Member and delivered to Buyer on the Closing Date.

11.2 Performance. Seller and Member shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it, and signed, executed, and delivered to Buyer all appendices, documents and instruments required of it hereunder on or before the Closing Date.

11.3 No Adverse Change. There shall not have been any Material adverse change in the Seller’s Book and Seller’s Other Business Assets, as described and scheduled in this Agreement as of the Effective Date.

11.4 Litigation. No action, suit or proceeding by any court or governmental body or authority, pertaining to the transaction contemplated by this Agreement or its consummation, shall have been instituted or threatened on or before the Closing Date.

11.5 Approval of Documents. The form and substance of all certificates, Schedules, instruments, and other documents delivered by Seller and the Member to Buyer under this Agreement shall be satisfactory in all aspects to Buyer and its counsel, in their reasonable discretion.

11.6 Approval of Insurance Company and Landlords. Prior to the Closing Date, the insurance companies set forth on Schedule 11.6 must have consented/approved in writing of the continuation or transfer of the agency agreements and/or appointments with the Company. In addition, prior to the Closing Date, Buyer shall have approved all of Seller’s notifications to (a) such other insurance companies that write insurance for Accounts included in Seller’s Book regarding consent/approvals in writing of the continuation or the transfer of said agency agreements and/or appointments, and (b) with such landlords of the Seller’s Office. All of the foregoing shall form a part of the Assumed Liabilities.

11.7 Schedules. All Schedules required to be delivered by Seller and the Member under all applicable sections of this Agreement between the Effective Date and the Closing Date must have been delivered by the Closing Date and approved by Buyer and its counsel in their reasonable discretion and thereafter attached to this Agreement.

11.8 Managing Director Agreements. Seller’s Managers must have executed and delivered to Buyer their respective Managing Director Agreements, which at minimum shall be in form reasonably satisfactory to Buyer, and contain (i) the details of the Seller’s Manager’s continued service as an employee for the SCALI Agency, (ii) the continuing confidentiality/non-piracy, non-solicitation and non-competition covenants usually and customarily employed by Buyer in its employment agreements, and (iii) provision for termination of the Managing Director Agreement upon the death or disability of the Seller’s Manager, or for “Cause”.

11.9 [Intentionally Omitted].

11.10 Errors and Omissions Insurance. Seller shall maintain in full force and effect its existing Errors and Omissions (E&O) professional liability insurance policy through the Closing Date, without any lapse or interruption in coverage.

11.10.1. Seller shall cause its E&O insurance carrier to be notified, in writing, of the change in ownership resulting from the transactions contemplated by this Agreement. Within ten (10) business days following the Closing Date, Seller shall deliver to Buyer written documentation from the E&O insurance carrier in the form of either: (i) a policy endorsement; or (ii) a letter issued directly by the carrier, confirming that: (1) the E&O carrier has received and acknowledged the change in ownership; (2) the policy remains in full force and effect; (3) the retroactive date is preserved; and (4) Buyer has been added as an additional insured with respect to all acts, errors, and omissions occurring prior to the Effective Date.

11.10.2. In the event the E&O carrier will not permit Buyer to be added as an additional insured on Seller’s existing policy with the retroactive date preserved, then prior to the Closing Date, Seller shall, at its sole cost and expense, procure and maintain extended reporting period (tail) coverage for the Seller for a period of not less than three (3) years from the Effective Date. In such event, Seller shall also procure a replacement E&O policy naming Buyer as an additional insured with respect to pre-Closing acts, errors, and omissions. Such tail coverage shall apply to all acts, errors, and omissions occurring prior to the Effective Date and shall include the same coverage limits, terms, and retroactive date as the expiring policy.

11.10.3. The obligations in Sections 11.10.1 and 11.10.2 above are conditions precedent to Closing. In the event Seller fails to timely provide the documentation required under Section 11.10.1 or fails to obtain and evidence the tail coverage described in Section 11.10.2 (if applicable), Buyer shall have no obligation to proceed with the Closing and may terminate this Agreement without penalty or further obligation. Buyer shall not be required to procure any such coverage on Seller’s behalf, and the absence of required documentation or tail coverage shall be deemed a Material breach of this Agreement by Seller. For the avoidance of doubt, the documentation described in this Section must also be delivered at Closing pursuant to Section 14.5, and failure to deliver such documentation at Closing shall independently constitute grounds for Buyer to exercise its termination rights under this Section.

11.10.4. The Parties acknowledge and agree that Seller’s professional liability insurance obligations for pre-Closing acts shall be satisfied either by (i) adding Buyer as an additional insured on Seller’s existing E&O policy with the retroactive date preserved in accordance with Section 11.10.1, or, if such addition is not permitted by the carrier, (ii) procuring tail coverage in accordance with Section 11.10.2 and naming Buyer as an additional insured on the replacement E&O policy covering pre-Closing acts. In all cases, the sole responsibility for maintaining and preserving adequate professional liability coverage for pre-Closing acts shall remain with Seller.

12. Conditions Precedent to Seller’s Performance. The obligations of Seller to sell the Seller’s Book and Seller’s Other Business Assets under this Agreement are subject to the satisfaction, at or before the Closing Date, of all of the conditions set out below in this Section 12. No condition shall be deemed waived unless such waiver is in writing and signed by Seller and Member.

12.1 Accuracy. All representations and warranties by Buyer contained in this Agreement or in any written statement delivered to Seller under this Agreement shall be true on and as of the Closing Date as though such representations and warranties were made on or as of that date, and a closing certificate to that effect shall be signed by Buyer and delivered to Seller on the Closing Date.

12.2 Performance. Buyer shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it, and signed, executed, and delivered to Seller all appendices, documents and instruments required of it hereunder on or before the Closing Date.

12.3 Approval of Documents. The form and substance of all certificates, instruments and other documents delivered by Buyer to Seller under this Agreement shall be satisfactory in all aspects to Seller and its counsel in their reasonable discretion.

12.4 No Adverse Change. There shall not have been any Material adverse change in the Seller’s Book and Seller’s Other Business Assets, as described and scheduled in this Agreement as of the Effective Date.

12.5 Litigation. No action, suit or proceeding by any court or governmental body or authority, pertaining to the transaction contemplated by this Agreement or its consummation, shall have been instituted or threatened on or before the Closing Date.

12.6 Managing Director Agreements. Buyer must have executed and delivered to Seller’s Managers their respective Managing Director Agreements required under Section 11.8.

13. Member Covenants. In recognition of the facts that (a) Buyer is entering into this transaction with the expectancy of purchasing the entire Seller’s Book, and (b) the value of Buyer’s undivided ONE HUNDRED PERCENT (100%) interest in the Seller’s Book and Seller’s Other Business Assets can be preserved only by (i) the exclusive retention of confidential information concerning the Seller’s Book, (ii) the continuation of personal and close business relationships with the insureds and insurance companies comprising the Seller’s Book, and (iii) the continued integrity and growth of the Seller’s Book, the Member do hereby covenant and agree as follows, acknowledging that the following covenants are reasonably necessary for the protection of Buyer and Buyer’s insurance business, including the Buyer’s interest in the Seller’s Book and Seller’s Other Business Assets, both during the Interim Period, and after the Departure Date, and for the other periods thereafter which are prescribed below, and may during all such periods be enforced against Member, if necessary, by civil action for injunction and Damages.

13.1 Confidentiality/Non-Piracy. All information whatsoever concerning the Seller’s Book, and in particular, the details of the Accounts comprising the Seller’s Book (including specifically renewal dates and expiration dates) are highly valuable and confidential information which all constitute “trade secrets” as that phrase is defined in the Arizona Uniform Trade Secrets Act, A.R.S. §44-401 et seq. (collectively, “Confidential Information”). Member affirmatively covenant and agree that at all times and for all periods after the Effective Date of this Agreement (and with no expiration date, and continuing after the termination of the Member’s services to Buyer as employees of Buyer and continuing after the Departure Date) the Member shall, either directly or indirectly, alone or as a partner, joint venture, officer, director, shareholder, employee, consultant, or agent (collectively, “Member’s Affiliates”), (i) maintain in confidence and hold in a fiduciary capacity for the benefit of Buyer all Confidential Information obtained, whether before or after the Effective Date of this Agreement, (ii) use such Confidential Information solely within the scope of the Member’s service as employees for Buyer, (iii) except as required to discharge the Member’s duties as employees of Buyer, not, without Buyer’s prior written authorization, release or divulge Confidential Information, and (iv) not, without Buyer’s prior written authorization, misappropriate Confidential Information by personal use or for personal financial gain (or gain by another), the use of which Confidential Information shall be strictly as required to discharge Member’s duties as an employee for Buyer. From and after the Departure Date, the prohibition on disclosure and/or use of Confidential Information by Member and Member’s Affiliates, either directly or indirectly, shall become absolute, unconditional, and continue for the greater of five (5) years or for the longest duration permitted by law.

13.2 Non-Competition. From the Effective Date of this Agreement until the date which is (i) five (5) years after the Effective Date, or (ii) two (2) years after the Departure Date, whichever is later, the Member and the Member’s Affiliates shall not, directly or indirectly for themselves or others, own, manage, operate, control, Compete (as defined below) with the Buyer, or otherwise be employed by, engage or participate in, allow their skill, knowledge, experience, or reputation to be used by, or otherwise be connected in any manner with the ownership, management, operation, or control of, any Competing Business (as defined below) within a five-mile radius of the current Seller’s Offices or within the State of Montana in which the Buyer, or Buyer’s affiliates, have sold insurance at any time during the one-year period immediately preceding the Departure Date. The term “Compete” means to directly or indirectly engage or participate in, invest in, own (in whole or part), lend to, become an officer, director, partner, shareholder, or manager of, or render advisory, consulting, or other services to any form of business organization or division thereof, or subsidiary or affiliate thereof, which is a Competing Business. A “Competing Business” is defined as any form of business organization engaged in any aspect or attribute of the Insurance Business. “Insurance Business” means the business of an insurance agency and/or brokerage business engaged in the sale or arrangement for the sale of commercial and/or personal lines of insurance, employee benefit services, health and medical insurance, life insurance, and other financial services products, as well as bonds and insurance consulting businesses. Nothing contained in this Section 13.2, however, shall in any way prohibit, restrict, or impede Buyer’s ability to Compete with Seller, Member, Member’s Affiliates, or the SCALI Agency or to own, operate, or affiliate with a Competing Business within a five-mile radius of the current Seller’s Offices or within the State of Montana. Member, on behalf of Member and Member’s Affiliates, expressly authorize Buyer to otherwise acquire and manage other insurance agencies and to engage in all activities whatsoever which Compete with Seller and the SCALI Agency, this transaction being strictly at arms-length, and the operations of the SCALI Agency during the Interim Period being strictly a sub-operation of Buyer, supported in part by the employment activities of Seller’s Manager. Subject to Section 13.3, notwithstanding anything to the contrary in this Section 13, nothing herein shall restrict, or be deemed breached by, the Member or its affiliates owning, operating, managing, investing in, or acquiring any insurance agency, brokerage, or related business outside the State of Montana, or continuing their existing businesses and operations.

13.3 Non-Solicitation/Interference Covenant. From the Effective Date of this Agreement until the date which is (i) five (5) years after the Effective Date, or (ii) two (2) years after the Departure Date, whichever is later, the Member and the Member’s Affiliates, affirmatively covenant to not:

13.3.1. Whether directly or indirectly, contact, solicit, communicate with, correspond with, or interact with any individuals or business organizations with whom the Buyer (including any of Buyer’s subsidiaries or affiliates) enjoys an actual or prospective advantageous business relationship for the purposes of (a) soliciting, diverting, or enticing away from Buyer the business of such individuals or organizations, or (b) otherwise disrupting or interfering with the relationship with Buyer and such individuals and organizations.

13.3.2. Whether directly or indirectly, interfere with, attempt to disrupt, solicit, or encourage the resignation of, or otherwise make contact with any of the employees of Buyer (including any of Buyer’s subsidiaries or affiliates) for the purposes of (a) soliciting such employees for hire by Member or another in a Competing Business, or (b) otherwise disrupting such employees’ relationships with Buyer.

13.4 Remedies. Notwithstanding Section 21, or any other provision of this Agreement to the contrary, Member, on behalf of Member and Member’s Affiliates, expressly agree that any breach or threatened breach of the covenants set forth in this Section 13 may be enjoined by civil action for temporary restraining order and preliminary and permanent injunction because any violation of the said covenants may, and in all probability would, result in irreparable harm and injury to Buyer, which could not be adequately compensated by monetary damages. Member, on behalf of Member and Member’s Affiliates, further expressly agree that in addition to injunctive relief, Buyer may recover from Member for any such threatened or actual breach all compensatory, incidental, consequential, and statutory damages occasioned thereby, as well as actual but reasonable attorneys’ fees, taxable costs, and non-taxable litigation expenses. The forum and venue for any such civil action shall be the Maricopa County Superior Court. In any such civil action, Member, on behalf of Member and Member’s Affiliates, shall have no right to pursue any counterclaim, or bring other parties into the civil action through third party practice, the sole permitted purposes of which civil action shall be to compel compliance with Section 13 and to permit Buyer to recover all compensatory, incidental, and statutory damages occasioned by the threatened or actual breach of Section 13, and the prevailing party to recover an award of attorney’s fees and costs incurred in bringing or defending the civil action.

13.5 Reasonable Duration. Member, on behalf of Member and Member’s Affiliates, explicitly acknowledges and agrees that the prescribed periods of the anti-piracy, non-competition and non-solicitation covenants are reasonable and the product of arms-length negotiation and supported by adequate consideration. Member, on behalf of Member and Member’s Affiliates, further agrees that these covenants are intended to be of a duration only reasonably necessary to protect the Buyer’s good will and investment, and that the prescribed durations are in fact reasonably necessary to protect the Buyer’s good will and investment.

14. Seller’s Closing Deliveries. On the Closing Date, Seller and Member shall deliver to Buyer the following fully executed and authorized instruments, in form and substance satisfactory to and approved by Buyer and its counsel, which instruments, as applicable, shall be attached to this Agreement as prescribed below:

14.1 An Assignment of Membership Interests (or equivalent transfer instrument) for the Seller entity, transferring to Buyer an undivided ONE HUNDRED PERCENT (100%) interest in and to the Equity Interests of the Company, in form to be attached as Exhibit 14.1(a); a Bill of Sale of an undivided ONE HUNDRED PERCENT (100%) interest in and to the Seller’s Book and the Seller’s Other Business Assets, in form to be attached as Exhibit 14.1(b); and a General Bill of Sale for third-party reliance, in form to be attached as Exhibit 14.1(c);

14.2 A unanimous written consent of the Member attesting to the authority of Seller to enter into and carry out the intent of this Agreement, in which such Member agrees that it is bound by Seller’s obligations hereunder, including but not limited to the Seller’s Covenants, in the form to be attached as Exhibit 14.2(a); and a Certificate of Incumbency of the Company to be attached as Exhibit 14.2(b);

14.3 An instrument assigning to Buyer all trade names of each Seller entity, in form to be attached as Exhibit 14.3.

14.4 Duplicate keys (and applicable security codes or access credentials) to what will become the SCALI Agency offices, and physical access to all the Seller’s Other Business Assets and the books, records, files, and other documents evidencing or pertaining to the Seller’s Book and Seller’s Other Business Assets.

14.5 Documentation of compliance with the Errors and Omissions (E&O) insurance requirements in Section 11.10, including either (i) confirmation from the E&O carrier that coverage has been maintained in accordance with Section 11.10.1, or (ii) evidence of tail coverage obtained pursuant to Section 11.10.2, as applicable. Such documentation shall be delivered no later than the Closing Date, and the failure to do so shall constitute a Material breach of this Agreement and shall trigger Buyer’s rights under Section 11.10.3, including the right to terminate this Agreement without penalty or further obligation.

14.6 A written Closing Certificate in the form attached or to be attached as Exhibit 14.6, executed by Seller and the Member certifying that all the representations and warranties of Seller and Member are true and correct as of the Closing Date and that the representations and warranties, and the Seller’s and Member’s Covenants hereunder, shall survive the Closing and be enforceable hereafter.

14.7 Such assignments of agency agreements and appointments, employment and non-piracy agreements, and any other instruments whatsoever which are reasonably requested by Buyer to effectuate the transfer of title and beneficial use of the Seller’s Book and Seller’s Other Business Assets to Buyer, in form to be attached as Exhibit 14.7, if any.

14.8 The Managing Director Agreements required by Section 11.8, executed by Seller’s Managers, in the form attached or incorporated by reference as Exhibit 14.8.

14.9 The Bound Party Agreements prescribed in Section 20, and any other certifications requested by Buyer between the Effective Date and the Closing Date, in the form to be attached as Exhibit 14.9.

14.10 All other Schedules which are required by other sections of this Agreement to be delivered on the Closing Date and approved by Buyer and thereafter attached hereto.

14.11 Signed employment agreements for the Assumed Employees identified on Schedule 1.2, to the extent obtained prior to the Closing Date. So long as Seller has used best efforts to obtain or facilitate delivery of signed employment agreements for the Assumed Employees prior to the Closing Date, Seller shall be deemed to have discharged its obligations under this Section 14.11 notwithstanding any failure to deliver signed employment agreements for all Assumed Employees.

14.12 Such other instruments and documents of conveyance and assignment requested by Buyer prior to the Closing, as may be reasonably necessary to transfer title to the Seller’s Other Business Assets, to bind Seller to this Agreement, and to otherwise carry out the intent of this Agreement.

15. Buyer’s Closing Deliveries. On the Closing Date, Buyer shall deliver to Seller the following fully executed and authorized instruments in form and substance satisfactory to and approved by Seller and its counsel, which instruments, as applicable, shall be attached to this Agreement as prescribed below:

15.1 One or more cashier’s checks or bank wire transfers in the aggregate amount of the Cash Payment, paid to the Member (or as the Member directs) in accordance with Sections 3.1 and 4;

15.2 [Intentionally omitted.]

15.3 A unanimous resolution of the Buyer attesting to the authority of Buyer to enter into and carry out the intent of this Agreement, in form satisfactory to Seller and to be attached as Exhibit 15.3;

15.4 A written Closing Certificate in form to be attached as Exhibit 15.4, executed by Buyer certifying that all its representations and warranties are true and correct as of the Closing Date and that its representations and warranties shall survive the Closing and be enforceable hereunder.

15.5 The Managing Director Agreements required by Section 11.8, executed by the Buyer.

15.6 Such other assignments, instruments and documents of conveyance and assignment requested by Seller prior to the Closing Date as may be reasonably necessary to transfer title to the Seller’s Other Business Assets, to bind Buyer to this Agreement, and to otherwise carry out the intent of this Agreement.

16. Continuing Post-Closing Obligations of Seller, Member, and Buyer.

16.1 At any time and from time to time after the Closing Date, Seller, Member, and Buyer shall, at the reasonable request of the other and without further consideration, execute and deliver any further instruments or documents and take all such further action as Seller, Member, and Buyer may reasonably request of each other (i) in order to more effectively transfer to and vest in Buyer full and complete title to the Seller’s Book and the Seller’s Other Business Assets, and (ii) in order to assist Seller and Buyer in exercising their rights and performing their post-Closing obligations under this Agreement.

16.2 Use of Seller’s Name. Seller and Member acknowledge and agree that all of Seller’s and Member’s rights in and to, and ownership of, the name “Southwestern Montana Insurance Center, LLC” and any names related or substantially similar thereto under which they are doing business, shall be transferred hereunder to Buyer. From and after the Closing, Seller, Member, and their respective affiliates shall be prohibited from using such names, except as necessary to effect the change of the name under which Seller is doing business or to evidence that such change has occurred. Upon the request of Buyer, Seller shall file all documents with the appropriate governmental authorities in the State of Montana and such other states in which Seller is qualified or registered to do business as a foreign entity, to effectuate the transfer of such names to Buyer.

17. Reciprocal Covenants of Member and Buyer. In recognition of the facts that (i) between the Effective Date and the Interim Period, the SCALI Agency will be servicing and supporting the Seller’s Book for the mutual benefit of Seller and Buyer, and (ii) the value of Buyer’s undivided ONE HUNDRED PERCENT (100%) interests in the Seller’s Book and Seller’s Other Business Assets, can only be protected by (a) the exclusive retention for mutual benefit of Confidential Information concerning the Seller’s Book, (b) the continuation for mutual benefit of personal and close business relationships with the insureds and companies comprising the Seller’s Book, and (c) the continued integrity and growth of the Seller’s Book, Member and Buyer do hereby mutually and reciprocally covenant and agree as follows, acknowledging that the following covenants are reasonably necessary for the protection of Buyer’s interests in the Seller’s Book and Seller’s Other Business Assets, from time to time, and further consenting that the Reciprocal Covenants herein may be enforced against each other, if necessary, by civil action for injunction and Damages.

17.1 Confidentiality/Non-Piracy. Excluding the limited exceptions described below, Member, on behalf of Member and Member’s Affiliates, and Buyer affirmatively covenant and agree that during the Interim Period they will (i) maintain in confidence and hold in a fiduciary capacity for the benefit of each other all Confidential Information obtained by them after the Effective Date of this Agreement, (ii) use such Confidential Information solely within the scope of and for their mutual benefit with respect to SCALI Agency operations, (iii) not, without the prior written authorization of the other, release or divulge Confidential Information to any person or entity who or which is not an employee of SCALI Agency or Buyer and bound by a similar confidentiality covenant, and (iv) not, without the other’s prior written authorization, misappropriate Confidential Information by personal use or for personal financial gain (or gain by another) – the use of which Confidential Information shall be restricted to the operation, support and enhancement of the SCALI Agency and the Seller’s Book. From and after the Departure Date, the prohibition on disclosure and/or use of Confidential Information by Member and Member’s Affiliates, either directly or indirectly, shall become absolute, unconditional, and continue for the greater of five (5) years or for the longest duration permitted by law. The foregoing covenant shall not be violated if, and it shall not apply to any confidential disclosures of Confidential Information by Buyer to third parties with whom Buyer may negotiate in the future for purposes of mergers, acquisitions, and other growth of Buyer and/or the SCALI Agency.

17.2 [Intentionally Omitted.]

17.3 [Intentionally Omitted.]

17.4 Remedies. Notwithstanding Section 21, or any other provision of this Agreement to the contrary, Member, on behalf of Member and Member’s Affiliates, and Buyer expressly agree that any breach or threatened breach of the covenants set forth in this Section 17 may be enjoined by civil action for temporary restraining order and preliminary and permanent injunction because any violation of the said covenants may, and in all probability would, result in irreparable harm and injury to Member or Buyer, which could not be adequately compensated by monetary damages. Member, on behalf of Member and Member’s Affiliates, and Buyer, further expressly agrees that in addition to injunctive relief, Member or Buyer may recover from the other party for any such threatened or actual breach all compensatory, incidental, consequential, and statutory damages occasioned thereby, as well as actual but reasonable attorneys’ fees, taxable costs, and non-taxable litigation expenses. The forum and venue for any such civil action shall be the Maricopa County Superior Court. In any such civil action, the other party shall have no right to pursue any counterclaim, or bring other parties into the civil action through third party practice, the sole permitted purposes of which civil action shall be to compel compliance with Section 17 and to permit a party to recover all compensatory, incidental, and statutory damages occasioned by the threatened or actual breach of Section 17, and the prevailing party to recover an award of attorney’s fees and costs incurred in bringing or defending the civil action.

18. Survival. All duties, obligations, covenants and remedies prescribed in this Agreement which are by their terms or circumstances incapable of completion or performance until after the Closing Date, or which pertain to issues and events arising after the Closing Date, including but not limited to the Seller’s and Member’s Covenants under Section 13, the Reciprocal Covenants under Section 17, the Indemnity Obligations under Section 19 and the remedies prescribed in this Agreement for post-Closing Date Disputes through alternative dispute resolution procedures under Section 21 shall survive the Closing Date, and unless a different period is explicitly prescribed elsewhere herein, remain specifically enforceable thereafter for as long as Seller, Member, and Buyer or other Bound Parties may be subjected to a Dispute or a Third Party Claim (as defined) under the limitation periods prescribed by the substantive laws of the state of Arizona.

19. Indemnification. The indemnity obligations of a party under this Section 19 (collectively, the “Indemnity Obligations”) are absolute, and will not be affected, discharged or otherwise relieved by any investigation conducted by the other party with respect to, or the knowledge of any fact or matter acquired (or capable of being acquired) by the other party at any time: (a) as to Seller, before the Effective Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant, or obligation; and (b) as to Member, whether before or after the execution and delivery of this Agreement or the Effective Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant, or obligation. The waiver of any condition based on the assumed accuracy and completeness of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedy based on such representations, warranties, covenants, and obligations.

19.1 Seller’s and Member’s Indemnity Obligations. Seller and the Member, on behalf of the Member and the member’s Affiliates, jointly and severally, agree, at their sole expense, to defend, indemnify and hold the Buyer harmless from any and all demands, claims recoveries, obligations, losses, damages, deficiencies and liabilities, and all related costs and expenses (including actual but reasonable attorney’s fees, taxable costs and non-taxable litigation expenses), interest, and penalties (“Damages”) sustained or incurred by Buyer after the Effective Date arising from, relating to, or based upon:

19.1.1. the operations and business and professional activities of the Seller pre-dating the Effective Date;

19.1.2. the Retained Assets;

19.1.3. the Retained Liabilities;

19.1.4. the Seller’s Receivables under clause (i) of Section 1.29;

19.1.5. the Seller’s Payables;

19.1.6. the Seller Contracts (to the extent not expressly assumed by Buyer hereunder as Assumed Liabilities);

19.1.7. all taxes required to be paid by Seller or the Member in connection with this transaction and this Agreement;

19.1.8. the Material inaccuracy, breach of, or failure to perform or satisfy, any of the representations, warranties, covenants, or agreements made by Seller or the Member in or under this Agreement, or any agreement referenced herein;

19.1.9. any Material breach of any of the Member’s or Member’s Affiliates’ Covenants in Section 13 or the Reciprocal Covenants in Section 17;

19.1.10. any third-party Action, suit, proceeding (administrative or otherwise), claim, arbitration, or investigation (including costs and expenses sustained in connection therewith) pending, threatened against or in the future (a “Third Party Claim”) brought against Buyer, or otherwise adversely affecting the Seller’s Book or the Seller’s Other Business Assets, based upon or arising out of acts, events and activities attributable to periods pre-dating the Effective Date.

19.1.11. Seller shall be obligated to maintain, for a period of three (3) years following the Closing, professional liability insurance covering Seller against Third Party Claims based upon or arising out of acts, events, and activities attributable to periods pre-dating the Effective Date, which obligation shall be satisfied by adding Buyer as an additional insured on Seller’s existing E&O policy, or, if such addition is not permitted, by maintaining tail coverage pursuant to Section 11.10.2 together with a replacement E&O policy naming Buyer as an additional insured, in each case with terms and conditions reasonably required by Buyer. The indemnification obligations herein will not be enforceable against the Member unless and until all insurance claims on policies owned by Seller (including any applicable tail coverage), Buyer, or any of Buyer’s affiliates are exhausted and such claims do not relieve Buyer of such Damages.

19.2 Buyer’s Indemnity Obligations. Buyer agrees, at its sole expense, to defend, indemnify and hold the Seller harmless from all Damages sustained or incurred by Seller after the Effective Date, arising from, relating to, or based upon:

19.2.1. the insurance operations and business activities of the Buyer on or after the Effective Date;

19.2.2. the Buyer’s Payables;

19.2.3. the Assumed Liabilities;

19.2.4. all taxes required to be paid by Buyer in connection with this transaction and this Agreement;

19.2.5. the Material inaccuracy, breach of, or failure to perform or satisfy, any of the representations, warranties, covenants, or agreements made by Buyer in or under this Agreement, or any agreement referenced herein;

19.2.6. any Third-Party Claim pending, threatened against or in the future brought against Seller, based upon, or arising out of acts, events, and activities of Buyer with respect to the Seller’s Book and Seller’s Other Business Assets attributable to periods post-dating the Effective Date.

19.2.7. any breach by the Buyer of the Reciprocal Covenants contained in Section 17.

The indemnification obligations herein will not be enforceable against Buyer to the extent that insurance policies of the Seller or Buyer reduce the indemnity claims of the Buyer against the Seller.

19.3 Post-Closing Operations. To the extent not covered by the insurance policies owned by Seller, Buyer, or any of Buyer’s affiliates, Seller, The Member, and Buyer each agree at their sole expense to defend, indemnify and hold the other harmless from all Damages the other sustains or incurs after the Effective Date arising out of, relating to, or based upon the SCALI Agency operations post-dating the Effective Date, to the extent such Damages are caused by the gross negligence of, willful act of, or breach of this Agreement by the party owing the Indemnity Obligation to the other. Otherwise, all such Damages are not subject to any Indemnity Obligation.

19.4 Third Party Claims.

19.4.1. Within ten (10) business days after receipt by an indemnified party under Subsections 19.1, 19.2 or 19.3 of notice of the commencement of any Third Party Claim against it, such indemnified party will, if an indemnity demand is to be made against an indemnifying party, give a written notice to the indemnifying party (“Claim Notice”) of the commencement of such Third Party Claim, but the failure to give such Claim Notice to the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnifying party’s failure to give such Claim Notice.

19.4.2. If any Third Party Claim is brought against an indemnified party and it gives a Claim Notice with respect to such claim, the indemnifying party will be entitled to participate directly in such proceeding and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such proceeding and the indemnified party determines in good faith that joint representation would be inappropriate, or (ii) the indemnifying party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such proceeding and provide indemnification with respect to such proceeding), assume the defense of such proceeding with counsel satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Section 19.4.2 for any fees of other counsel or any other expenses with respect to the defense of such proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a proceeding, (a) it will be conclusively established for purposes of this Agreement that the claims made in that proceeding are within the scope of and subject to indemnification under the terms of this Agreement, (b) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s consent unless (1) there is no finding or admission of any violation of any applicable law or any violation of the rights of any person, (2) no effect on any other claims that may be made against the indemnified party, and (3) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (c) the indemnified party will have no liability with respect to any compromise or settlement of such claims effected without its consent.

19.4.3. Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a proceeding may adversely affect it other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such proceeding, but the indemnifying party will not be bound by any determination of a proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

19.4.4. If a party disagrees with a Claim Notice, it shall notify the claiming party in writing within ten (10) business days after the date upon which the Claim Notice was served specifying in detail the points of disagreement over the Claim Notice and requesting a meeting to resolve the disagreement. The parties covenant and agree to meet and confer in a good faith attempt to resolve the disagreement within thirty (30) days of request. If any such disagreement over a Claim Notice has not been resolved by informal resolution within thirty (30) days after the date of service of a Claim Notice, the disagreement shall be deemed a “Dispute” which shall be submitted to Mediation and if unsuccessful, Arbitration, in accordance with Section 21. During the pendency of any such Dispute, the parties shall cooperate with each other to insure that the Third Party Claim is properly handled, that no default is entered thereon, and that none of the parties’ rights in respect of the Third Party Claim are prejudiced.

19.5 Time Limitations. The Indemnity Obligations of the Seller under Section 19.1 shall survive the Closing of this Agreement until the greater of five (5) years after the Departure Date, or expiration of the applicable Arizona statute of limitation periods. The Indemnity Obligations of the Buyer under Section 19.2 shall survive the Closing of this Agreement until the greater of five (5) years after the Departure Date, or expiration of the applicable Arizona statute of limitation periods. The Indemnity Obligations of Seller, The Member, and Buyer to each other under Section 19.3 shall survive the Closing of this Agreement until the greater of five (5) years after the Departure Date, or expiration of the applicable Arizona statute of limitation periods.

19.6 Indemnification Limitation – Basket. Seller and The Member shall have no obligation to indemnify Buyer under Section 19.1, and no indemnification claims shall be brought against Seller or The Member under Section 19.1, absent fraud, willful misconduct, or intentional misrepresentation, unless and until the aggregate amount of all Damages incurred or sustained by Buyer in respect thereof exceeds $10,000 (the “Basket”), whereupon Seller and the Member shall be obligated in respect of all Damages, including the Basket and any amounts in excess thereof, subject to the Cap, provided, however, the Basket shall not apply to Damages arising from any inaccuracy in or breach of the representations and warranties contained in Sections 8.1 through 8.5 (collectively, “Seller’s and Member’s Core Representations”).

19.7 Indemnification Limitation – Cap. Seller and The Member shall have no obligation to indemnify the Buyer under Section 19.1, and no indemnification claims shall be brought against Seller or The Member under Section 19.1, absent fraud, willful misconduct, or intentional misrepresentation, for any Damages in excess of the Purchase Price.

19.8 [Intentionally omitted.]

20. Bound Parties and Bound Party Agreements. Seller, Seller’s Manager, and Buyer (collectively the “Bound Parties”) hereby irrevocably bind themselves to resolve all Disputes (as defined) in this Agreement, the Managing Director Agreement, the Seller’s closing delivery instruments identified in Section 14, and the Buyer’s closing delivery instruments identified in Section 15 (collectively, the “Bound Party Agreements”) whatsoever by and through the mandatory alternative dispute resolution provisions set forth in Section 21 below.

21. Mandatory Alternative Dispute Resolution.

21.1 By executing this Agreement, Seller, the Member (including Seller’s Manager, to whom the term “Seller” applies in this Section 21) and Buyer agree that (i) except as provided in Sections 13 and 17 above, and (ii) except as provided in Section 21.6 below, all Disputes (as defined below) between themselves or with one or more of the Bound Parties, shall be resolved exclusively in accordance with the Mediation and Arbitration procedures set forth in this Section 21, and not by civil action or trial by jury, the rights to which Seller and Buyer (as “Bound Parties”) have expressly waived. By executing and delivering Bound Party Agreements as a condition of the Closing, the other Bound Parties agree that all Disputes (as defined below) between themselves, or between one or the other of them and the Buyer, Seller, or The Member shall be resolved exclusively in accordance with the Mediation and Arbitration procedures set forth in this Section 21, and not by civil action or trial by jury, the rights to which all Bound Parties have expressly waived.

21.2 The terms “Dispute” or “Disputes” are intended to broadly and comprehensively encompass all manner whatsoever of disputes, controversies, causes of action, liabilities, obligations, and recoveries for economic losses, Indemnity Obligations for Damages under Section 19, or injuries, regardless of character, nature or name, whether based in contract or tort, in law or equity, including without limitation controversies alleging breach of contract, breach of warranty (express or implied), negligence, breach of fiduciary duty, fraud, misrepresentation, rescission, consumer fraud, violations of federal or state securities laws, and other controversies whatsoever arising out of or otherwise involving (i) the interpretation, breach, or enforcement of this Agreement and any other agreements executed and delivered as a condition of Closing, including employment agreements, Bound Party Agreements, and (ii) the post-Effective Date operations and management of the SCALI Agency, including but not limited to employment disputes.

21.3 Any Bound Party who contends or alleges to have a Dispute (a “Claimant”) against any other Bound Party (a “Respondent”) shall notify each Respondent in writing of the Dispute (the “Dispute Notice”), stating plainly and describing concisely: (a) the nature of Dispute, including, date, time, location, Persons involved, and Respondent’s role in the Dispute; (b) the factual and legal basis of the Dispute; and (c) what Claimant wants Respondent to do or not do to resolve the Dispute. The Dispute Notice shall also demand that the Respondent engage in negotiation, Mediation and Arbitration as prescribed below.

21.4 Upon receipt of a Dispute Notice, the Respondent shall negotiate with the Claimant in good faith in an attempt to resolve the Dispute. If the Claimant and Respondent do not resolve the Dispute through negotiation within thirty (30) days after the date of the Dispute Notice, negotiations shall be deemed terminated (“Negotiation Termination Date”). Within thirty (30) days after the Negotiation Termination Date, Claimant and Respondent shall submit the Dispute to Mediation through a private mediator mutually acceptable to both. If within fifteen (15) days after the Negotiation Termination Date Claimant and Respondent have not reached agreement upon a private mediator, then Claimant and Respondent shall on such date exchange the names of private mediators acceptable to them and instruct their designated mediators to agree upon a third mediator to whom the Dispute shall be submitted for Mediation. If Claimant fails to submit the Dispute to Mediation as prescribed herein within thirty (30) days after the Negotiation Termination Date, Claimant shall be conclusively deemed to have waived the Dispute, and Respondent shall be released and discharged from all liability to Claimant on account of such Dispute. If Respondent refuses to participate in Mediation as prescribed herein within the said thirty (30) day period, Claimant may enforce Respondent’s duty to mediate by civil action in the manner prescribed in Subsection 21.6 below. The Mediation shall occur within thirty (30) days after mutual selection or appointment of a mediator as prescribed above (or if applicable, within thirty (30) days after court order obtained through civil action in the manner prescribed in Subsection 21.6 below). If the Dispute cannot be resolved by Mediation, the mediator shall issue a notice of termination of the Mediation proceedings. Within fifteen (15) days thereafter, the Dispute shall be submitted by the Claimant to mandatory Arbitration as prescribed in Subsection 21.5 below. A Mediation must be attempted before Arbitration may be demanded. Claimant and Respondent shall each advance and pay one half of the expense of any Mediation.

21.5 In the event a Dispute is not resolved by Mediation, the Claimant shall have fifteen (15) days after the date of issuance of a notice of termination of the Mediation proceedings to submit the Dispute to binding Arbitration in accordance with Subsection 21.5.1. If the Claimant fails to timely submit the Dispute to Arbitration, then the Dispute shall be deemed waived and abandoned and the Respondent shall be released and discharged of and from all liability to Claimant arising out of the Dispute. A Claimant may only submit a Dispute to Arbitration on its own behalf. All Bound Parties agree that all Disputes not resolved by negotiation or Mediation shall be resolved exclusively by Arbitration conducted in accordance with this Subsection 21.5. All Bound Parties waive their right to have a Dispute resolved by a court or trial by jury. The Claimant and Respondent shall cooperate in good faith to assure that all Bound Parties who may be liable to the Claimant or Respondent with respect to the Dispute are made parties to the Arbitration. Arbitration may be compelled in the manner set forth in Subsection 21.6 below. Claimant and Respondent shall each advance one half of any advanced fee required for the Arbitration. It is the intention of the Bound Parties that any Arbitration be conducted in strict accordance with the following rules:

21.5.1. The Arbitration shall be initiated by Claimant delivering to Respondent a timely written demand for Arbitration within fifteen (15) days of the date of issuance of a notice of termination of the Mediation proceedings (an “Arbitration Demand”).

21.5.2. The Arbitration shall be conducted by a single private Arbitrator. All Bound Parties waive and disclaim any right to an Arbitration panel and insist upon a single Arbitrator.

21.5.3. The parties may appoint a single private Arbitrator by mutual agreement. If by the date which is ten (10) calendar days after the date of the Arbitration Demand, Claimant and Respondent have not reached agreement upon a private Arbitrator, then Claimant and Respondent shall on such date exchange the names of private arbitrators acceptable to them and instruct their designated arbitrators to promptly (no later than twenty (20) days after the date of the Arbitration Demand) agree upon an “Appropriate” single Arbitrator to whom the Dispute shall be submitted for Arbitration by no later than ninety (90) days after the date of the Arbitration Demand. The term “Appropriate” means a lawyer, judge or other individual (i) qualified and experienced as an arbitrator, and (ii) with at least ten (10) years of personal experience in (a) the ownership and management of an Insurance Business, (b) the provision of legal services to owners and managers of Insurance Businesses, or (c) the resolution of Insurance Business disputes as either a judge, arbitrator, or mediator. If Respondent refuses to participate in Arbitration as prescribed herein, Claimant may enforce Respondent’s duty to arbitrate by civil action in the manner prescribed in Subsection 21.6 below.

21.5.4. The Arbitrator shall be fully compensated for all time spent in connection with the Arbitration proceedings in accordance with the Arbitrator’s usual hourly rate unless otherwise agreed to by the parties, for all time spent by the Arbitrator in connection with the Arbitration proceeding. Pending the final award, the Arbitrator’s compensation and expenses shall be advanced equally by the parties.

21.5.5. Within thirty (30) days after the Arbitrator has been appointed (either by mutual agreement, designation by selected arbitrators, or court order), a preliminary hearing among the Arbitrator and counsel for the parties shall be held for the purpose of developing a plan for the management of the Arbitration, which shall then be memorialized in an appropriate order. The matters to be addressed include the following: (A) definition of issues; (B) scope, timing and types of discovery, if any; (C) schedule and place(s) of hearings; (D) setting of other timetables; (E) submission of motions and briefs; (F) whether and to what extent expert testimony will be required, whether the Arbitrator should engage one or more neutral experts, and whether, if this is done, engagement of experts by the parties can be obviated or minimized; (G) whether and to what extent the direct testimony of witnesses will be received by affidavit or written witness statement; and (H) any other matters which may promote the efficient, expeditious, and cost-effective conduct of the proceeding. The discovery procedures authorized by the Arizona Rules of Civil Procedure shall apply to the Arbitration, but compliance or return dates shall be adjusted to conform to and be completed by the Arbitration date established by the Arbitrator.

21.5.6. Time is of the essence of the resolution of any Dispute and it is the Bound Parties’ intention that (A) the Arbitrator shall actively and firmly manage the proceedings so as to make the proceedings expeditious, economical and less burdensome than civil litigation, (B) the Arbitrator require the parties to the Dispute to strictly conform to the deadlines and procedures established at the preliminary hearing, (C) the Arbitrator discourage wasteful and obstructive conduct through the imposition of significant monetary sanctions against any party engaged in such conduct, and (D) the Arbitrator hold the parties to the deadlines and time frameworks prescribed in this Subsection (e) and in any orders entered at the conclusion of the preliminary hearing.

21.5.7. The Arbitration hearing is to be set and commence no later than one hundred five (105) days after the date of the Arbitration Demand and all pre-hearing discovery, motion practice and other procedures shall be scheduled to conform to and be completed by the hearing date.

21.5.8. Upon commencement, the Arbitration hearing shall be conducted on continuous business days, without interruption or hiatus, until completion.

21.5.9. The Arbitration hearing shall be no longer than three (3) business days.

21.5.10. There shall be no record of the Arbitration hearing, and the Arbitrator’s award shall be binding, non-appealable and eligible for entry as a judgment of the Maricopa County Superior Court and shall be entered in the judgment docket.

21.5.11. At least sixty (60) days before the Arbitration date, the parties shall exchange final lists of witnesses they intend to call in person, and all exhibits they intend to use at trial. Any discovery processes shall be closed on the date which is thirty (30) days before the Arbitration date. Each party to the Arbitration shall be allowed no more than five (5) hearing hours to present its case, including opening statements, presentation of evidence, examination, and cross-examination of witnesses, closing arguments and any other information to be presented to the Arbitrator. Each party will be permitted to fairly summarize evidence, quote directly from sworn witness statements, documentary evidence, and any other discovery permitted by the Arbitrator. The Arbitrator shall admit into evidence without further foundation or proof all disclosed sworn witness statements and documentary evidence disclosed and exchanged by the parties during the discovery process established by the Arbitrator – but shall exclude from evidence any testimony, sworn witness statements, and documentary evidence not fairly or timely disclosed. Each party will eliminate duplicates of exhibits and will prepare a tabbed notebook that will contain the parties’ trial exhibits. A copy is to be provided to all other parties and the Arbitrator at least fifteen (15) days before the Arbitration date. Any objections to exhibits shall be resolved by the Arbitrator before the Arbitration date and the tabbed notebooks modified accordingly. At least two (2) business days before the Arbitration hearing, the parties shall exchange pre-hearing memoranda containing a brief statement of the nature of the Dispute, a list of witnesses and exhibits, and a brief description of the expected testimony of each witness. At the hearing, no party will be required to call custodial or foundational witnesses for exhibits, expert reports are to be directly admitted, and sworn statements of witnesses are to be directly admitted. When in doubt, the Arbitrator shall follow the procedures described by the Maricopa County, Arizona Superior Court for its Short Trial Program.

21.5.12. All Arbitration hearings shall be held in Maricopa County, Arizona.

21.5.13. The Arbitrator shall promptly (but, in no event later than ten (10) days following the conclusion of the Arbitration hearing) determine the Disputes of the parties and render a final award in writing. The Arbitrator shall award the prevailing party all of its actual but reasonable attorneys’ fees, costs and litigation expenses, discovery expenses, and expert witness fees, and all of the fees of the Arbitrator advanced by the prevailing party.

21.5.14. The Arbitrator shall have the exclusive jurisdiction, authority, and duty to decide all questions of fact and law pertaining to all Disputes whatsoever, including but not limited to Disputes involving the denial of the existence or enforceability of the alternative dispute resolution provisions set forth in this Section 21, including any grounds in equity or law for revocation and/or repudiation of this Section 21.

21.6 If a Bound Party (A) pursues a Dispute by civil action instead of submitting it to the alternative dispute resolution procedures prescribed in this Section 21, (B) fails to submit a Dispute to and strictly comply with the Dispute Notice procedures prescribed above, (C) fails or refuses to participate in Mediation as prescribed above, or (D) fails or refuses to participate in Arbitration as prescribed above, any Bound Party aggrieved thereby may file a civil action (a “Permitted Action”) in the Maricopa County Superior Court, located in Phoenix, Arizona and shall be entitled to (1) an order staying or dismissing the civil action, (2) an order restraining, enjoining and ordering the non- complying party to specifically perform and adhere to the alternative dispute resolution procedures applicable to the Dispute, and (3) an award of actual but reasonable attorney’s fees, taxable costs, and non-taxable but reasonably incurred litigation expenses in compelling compliance by Permitted Action. In any such Permitted Action, the Bound Party who occasioned the Permitted Action shall have no right to pursue the Dispute by way of counterclaim, bring other parties into the Permitted Action through third party practice, or assert any other form of counterclaim against the Bound Party initiating the Permitted Action, the sole permitted purposes of which shall be to compel compliance with the applicable alternative dispute resolution provisions and award attorney’s fees and costs to the Bound Party compelled to bring the Permitted Action.

21.7 All statutes of limitations applicable to Disputes shall apply to the commencement date of Arbitration proceedings. If Arbitration proceedings are not initiated within the limitation period provided by Arizona law for the filing of a civil action with respect to a Dispute, the Dispute shall forever be barred.

21.8 For as long as a Bound Party may be subjected to a Dispute under the limitation periods prescribed by the substantive laws of the state of Arizona, these alternative dispute resolution procedures shall be binding upon, enforceable by, and enforceable against the Bound Parties.

21.9 The provisions of this Section 21 shall survive the Closing and be specifically enforceable thereafter for the later of the periods prescribed in Section 18 and Subsection 21.8 above.

22. Publicity. All notices by Seller or Buyer to third parties and all other publicity or releases issued hereupon concerning this Agreement and the transactions contemplated hereby shall be approved by Buyer and The Member prior to release or other dissemination by Seller or Buyer. Notwithstanding the foregoing, no such approval shall be required for any disclosure required by applicable law, securities regulation, or securities exchange rule (including any Current Report on Form 8-K, periodic report, or other filing required of The Member or its affiliates under the Securities Exchange Act of 1934, as amended), provided that the disclosing party gives the other party advance notice where reasonably practicable.

23. No Brokers. There are no brokerage fees owed whatsoever to any broker by any party. Any fees owing a deal finder utilized by SCALI will be paid by SCALI directly.

24. Notices. All notices, statements, demands and other documents that any party is required or desires to give to any other party hereunder shall be given in writing and shall be served in person by express courier service, by certified mail, by overnight delivery, or by facsimile with confirmation of delivery at the respective address of the parties as set below, or at such other address as may be designated in writing by such party in accordance with the terms of this paragraph.

Any notice, statement or demand is to be delivered to the parties at the address given below:

If to Seller: Southwestern Montana Insurance Center, LLC 14 Pollywog Lane Belgrade, Montana 59714	With copy to:

If to The Member: Reliance Global Group, Inc. 300 Boulevard of the Americas, Suite 105 Lakewood, New Jersey 08701	With copy to:

If to Buyer: Scali, LLC c/o Terrence M. Scali 8201 N Hayden Rd Scottsdale, AZ 85258	With copy to: General Counsel Scali, LLC 8683 E Via De Negocio Scottsdale, AZ 85258

Delivery of a notice statement, demand or other document shall be deemed conclusively made (i) at the time of service, if personally served, (ii) on the fifth business day after deposit in the United States mail, properly addressed and postage prepaid, if delivered by certified mail, (iii) on the first business day after deposit with the private overnight deliverer, if served by overnight delivery, (iv) on the first business day after facsimile transmission (with transmission confirmation), provided a copy is mailed within twenty-four (24) hours after such transmission, and (v) upon receipt of reply e-mail specifically acknowledging the recipient’s receipt of the notice (but excluding automatic out-of-office replies). The time to respond to any notice shall run from the time the notice is hereunder deemed delivered to the person to whom the notice is addressed.

A party may change the address given above or designate additional addresses for purposes of this Section by giving each other party written notice of the new address in the manner set forth in this Section.

25. Entire Agreement. This Agreement, together with the Appendices hereto and the documents to be signed and delivered at the Closing, contain the entire agreement of the parties with respect to the transactions contemplated hereby and may be amended, modified, or supplemented only by a written instrument duly signed by the party against which such amendment, modification or supplement is sought to be enforced.

26. Severability. The provisions of this Agreement are severable and if any one or more provisions are determined to be unenforceable in whole or in part, the remaining provisions, and any partially unenforceable provisions to the extent enforceable, shall nevertheless be binding and enforceable. In the event any part of any of the Seller’s or Member’s Covenants under Section 13 or the Reciprocal Covenants under Section 17 is deemed to be overbroad, excessive in duration, or otherwise unenforceable for any reason, any reviewing court is authorized and requested to “blue pencil” and modify such part so as to give it effect to the full extent and duration permitted by law.

27. Governing Law. This Agreement, any Arbitration hereunder, and any civil action to compel compliance with Section 13, Section 17, or Section 21, shall be governed by and construed in accordance with the substantive laws of the State of Arizona, without regard to any applicable principles of conflicts of law. Maricopa County, Arizona shall be the exclusive forum and venue for any Mediation, Arbitration, or civil action to compel compliance with Section 13, Section 17, or Section 21.

28. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of Seller, The Member, and Buyer and their respective successors and assigns. Notwithstanding the foregoing, Buyer or any affiliate of Buyer may assign its rights and obligations hereunder to its lenders (or any agent on behalf of such lenders) as collateral security.

29. Counterparts/Facsimile/E-Mail Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. In order to expedite the transaction contemplated herein, facsimile or e-mail signatures may be used in place of original signatures to this Agreement. Buyer, Seller, and the Member intend to be bound by the signatures on any faxed or e-mailed document, are aware that the other parties will rely on such signatures and hereby waive any defenses to the enforcement of the terms of this Agreement based on the form of signature, or the inability to produce an original signature.

30. Headings. The subject headings of the Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any term or provisions hereof.

31. Parties Benefitted. Excluding the Bound Parties, and then only to the extent provided in Section 21, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provisions give any third persons any right of subrogation or action against any party to this Agreement.

32. Representation by Counsel: Interpretation. Seller, the Member, and Buyer each acknowledge that they have been represented by separate counsel in connection with this Agreement and the matters contemplated hereby, including all tax matters, or otherwise acknowledge that they possess sufficient sophistication and knowledge in business matters to be able to adequately understand and determine the sufficiency and appropriateness of the terms of this Agreement, and have in fact read, fully understand, and are satisfied with the sufficiency and appropriateness of, the terms of this Agreement. Accordingly, no party is relying on any other party regarding the legal or tax treatment of the matters contemplated by this Agreement, and the parties agree that any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it shall have no application and is expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

33. Waiver. No waiver by any party hereto of any term or condition of this Agreement shall be deemed or construed to be a waiver of such term or condition in the future, or of any preceding or subsequent breach of the same or any other term or condition of this or any other agreement. Except as otherwise explicitly qualified by some other provision of this Agreement, all remedies, rights, undertakings, obligations, and agreements contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either party.

[Signatures follow on next pages.]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. The execution and acknowledgment pages are attached hereto and incorporated herein by reference.

SELLER:

SOUTHWESTERN MONTANA INSURANCE CENTER, LLC,
a Montana limited liability company

By:	RELIANCE GLOBAL GROUP, INC.,
Its Sole Member

By:	/s/ Ezra Beyman
Name:	Ezra Beyman
Title:	CEO

MEMBER:

RELIANCE GLOBAL GROUP, INC.

By	/s/ Ezra Beyman
Name:	Ezra Beyman
Title:	CEO

SELLER’S MANAGER:

By:	/s/ Julie Blockey
Julie Blockey, Individually

By:	/s/ Jessica Blockey
Jessica Blockey, Individually

BUYER:

Scali, LLC, an Arizona limited liability company, dba Scali Insurance Group

By:	TMS VENTURES, L.L.C.,
an Arizona limited liability company
Its:	Manager

By:	/s/ Terrence M. Scali
Terrence M. Scali, Manager

By:	SCALI GROUP, LLC,
an Arizona limited liability company
Its:	Manager

By:	Joseph G. Scali Revocable Trust dated
September 5, 2012

By:	/s/ Joseph G. Scali
Joseph G. Scali, Trustee